

Mail Stop 3561

October 9, 2009

Via U.S. Mail and Facsimile to (925) 930-6338

Mr. David S. Rector
Chief Executive Officer
Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA 94597

> **Re:** **Item 4.01 Form 8-K**
> **Filed August 27, 2009**
> **Response Letter Dated September 30, 2009**
> **File No. 0-51569**

Dear Mr. Rector:

We have completed our review of your Form 8-K filed August 27, 2009 and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services